July 29, 2022

By: EDGAR Transmission - Correspondence Filing
Michael Purcell
Ethan Horowitz
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    NiSource Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-16189

Dear Messrs. Purcell and Horowitz:
On behalf of NiSource Inc. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s (the “Staff”) comment letter, dated July 21, 2022, relating to the Company’s Form 10-K for fiscal year ended December 31, 2021 filed on February 23, 2022.
The comment letter requests that the Company respond within ten business days or inform the Staff when the Company will respond. In accordance with your recent conversation with a representative of the Company on July 29, we respectfully request an extension to respond by no later than August 31, 2022.
Thank you for your consideration of our request. Please contact me at 614-460-6004 or ggode@nisource.com should you or your staff have any questions or require further information.

Sincerely,

/s/ Gunnar J. Gode
Gunnar J. Gode
Vice President, Chief Accounting Officer and Controller